

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 16, 2009

Via U.S. Mail and facsimile to (954) 938-4080

Mr. Kevin McGrath
Chief Executive Officer and President
eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, FL 33334

> **Re: eDiets.com, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the fiscal quarter ended June 30, 2009**
> **Filed August 13, 2009**
> **File No. 000-30559**

Dear Mr. McGrath:

We have reviewed the above-mentioned filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008

Item 1A. Risk Factors, page 7

1.   Please consider including a risk factor that discusses that you have no long-term credit facility or other source of long-term funding other than the borrowings from Prides Capital.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 14

2.   We note that on page 14 you report the high and low bid quotations for your common
        stock as quoted on the Nasdaq Capital Market for certain periods. In future filings,
        pursuant to Item 201(a)(1)(ii), please revise to report the high and low sales prices for
        your common stock as it trades on the Nasdaq Capital Market instead of the bid
        quotations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Comparison of the Years Ended December 31, 2008 and December 31, 2007, page 16

3.   From the table on page 17, we note that your Digital plans revenue has decreased
        dramatically. Further, we note that your Form 10-Q for the fiscal quarter ended June 30,
        2009 discloses on page 27 a continuing erosion of your Digital plans revenue as
        compared with quarter ended June 30, 2008. Both Forms 10-K and 10-Q disclose that
        you are losing digital plan subscribers that you are not replacing with additional
        subscribers. In future filings, please address whether you believe the drop in subscribers
        is a known trend, event, or uncertainty that will reasonably result in decreasing your
        liquidity in a material way. *See* Item 303(a)(1). Also, please discuss whether you believe
        the drop in subscribers is causing a material deficiency and indicate your remediation of
        that deficiency.

Liquidity and Capital Resources, page 21

4.   In future filings, please discuss whether your lack of a long-term credit facility or other
        source of long-term funding coupled with minimal cash from operations in the face of
        your debt obligations comprises a material deficiency and, if so, how you are proposing
        to remedy this deficiency. *See* Item 303(a)(1). In this discussion, as you mention on the
        bottom of page 8, please address whether the restriction under your three Senior Secured
        Notes that prevents you from entering into other indebtedness in excess of $250,000 may
        create a material deficiency or limitation.

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 22

5.   We note, in the third paragraph on page 15, that you used benchmarking data from a
        select group of South Florida companies. Please disclose, in future filings, the companies
        that comprise this group.

Long-Term Incentives, page 16

6.   On page 16, we note that you have granted equity awards under your equity plans which are disclosed on the Grants of Plan-Based Awards Table. In future filings, please discuss in more detail the factors or criteria, either objective or subjective, that you used to determine the size of equity awards given to your executive officers. For instance, disclose factors or criteria, such as whether the Compensation Committee considered competitive market information, when deciding to award Mr. McGrath 450,000 options.

Chief Executive Officer Compensation, page 17

7.   In footnotes 2 and 7 to the table on page 17, you state that Messrs. Rattner and McGrath will receive restricted shares upon meeting certain performance goals. In future filings, please disclose all of the performance goals, whether individual or company-wide or whether objective or subjective, that apply to those restricted stock awards.

Outstanding Equity Awards at Fiscal Year End Table, page 29

8.   Pursuant to Instruction 2 to Item 402(p)(2), in future filings, please disclose the vesting dates for your equity awards that are listed under the Outstanding Equity Awards at Fiscal Year End Table on page 29.

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3354 with any other questions.

Sincerely,

/s/ Robert F. Bartelmes for
Larry Spirgel
Assistant Director